SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:  Rivian Automotive, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION:  1900 L Street, N.W. Suite 900, Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_________________________________________________________________________________________________________________________________________________________________

May 11, 2022

Dear fellow Rivian Automotive investors:

At the Rivian Automotive, Inc. (NASDAQ: RIVN) Annual Meeting on June 6, 2022, please vote AGAINST the “Say-On-Pay” proposal.

The Board granted Rivian CEO and Founder, Dr. Robert J. Scaringe, a large equity award in connection with the company’s IPO. Composed of time- and performance-based options, the grant date value of the award is $240.6 million. The performance-based portion vests contingent on the achievement of four stock price hurdles ranging from $110 to $295 over a 10-year performance period, meant to approximate market capitalization of $75 billion to $200 billion. The realizable value of the shares underlying the performance options is $6 billion if all stock price hurdles are achieved. When combined with the time-based options, the award has a potential value of $8 billion at maximum. In our view, while this award may be consistent in size and structure with recent IPO-related grants to founder CEOs, such awards are simply not necessary.

1.	The award in its entirety is unnecessary because Dr. Scaringe already owned a significant amount of equity pre-IPO that will appreciate if the company performs well. According to Rivian’s S-1 statement, before this new equity award was even granted, Dr. Scaringe already beneficially owned a total of 17,604,842 combined class A and B shares worth $1.37 billion at
Rivian’s November 2021 IPO price of $78.
2.	Even if shareholders believe founder CEOs should receive equity compensation beyond their pre-IPO holdings, the time-based portion of the option award should be more than enough over the next 10 years. If Dr. Scaringe can grow the company’s stock price to $295, the shares underlying the time-based options alone would be worth $2 billion.
3.	While we do not believe Dr. Scaringe’s award is needed to incentivize him at all, the stock price hurdles associated with the performance options are not particularly exceptional when viewed in reference to the company’s $78 IPO price and historic returns of the broader market.

The SOC Investment Group is a Rivian Automotive shareholder and works with pension funds sponsored by unions affiliated with the Strategic Organizing Center, a coalition of four unions representing more than four million members, to enhance long term shareholder value through active ownership. These funds have over $250 billion in assets under management and are also substantial Rivian shareholders.

IPO equity awards to founder CEOs are not necessary when they already have pre-IPO equity worth billions.

Existing equity ownership is enough incentive for a founder CEO. We do not believe that large, multi-year IPO-related equity awards to founder CEOs are necessary to incentivize them to stay and grow the stock price and we are not alone in this line of thinking.1 Historically, founders were not awarded any additional equity for taking their companies public, including companies like Facebook and Google. In

1 Weinberg, C. (2021, May 28). Recent IPOs Yield Huge Equity Grants for Founders. The Information. https://www.theinformation.com/articles/recent-ipos-yield-huge-equity-grants-for-founders

1900 L Street NW, Suite 900, Washington, DC 20036

S O C I N V E S T M E N T G R O U P . C O M

(202) 721-0660

3

fact, the following phrase (updated with the appropriate year) appears in every proxy statement Facebook (now Meta Platforms) has ever filed regarding founder Mark Zuckerberg’s equity pay:

Mr. Zuckerberg did not receive any additional equity grants in [year] because our compensation committee believed that his existing equity ownership position sufficiently aligns his interests with those of our stockholders.

Google’s (now Alphabet) post-IPO proxy has similar language regarding founders Larry Page and Sergey Brin’s equity:

[the founders’ and CEO’s] primary compensation continues to come from returns on their ownership stakes in Google. As significant shareholders, their personal wealth is tied directly to sustained stock price appreciation and performance, which provides direct alignment with shareholder interests.

None of these three founders received equity awards solely after (or solely in connection with) their IPO … ever. Yet somehow, without lavish performance equity awards, they were still motivated or “incentivized” to grow their respective companies.

If pre-IPO holdings were enough for founders like Mark Zuckerberg, Larry Page, and Sergey Brin, why is it not enough for founders like Dr. Scaringe? Dr. Scaringe already beneficially owned over 17 million shares. The pre-IPO holdings of the three previously mentioned founders made them billionaires many times over without post-IPO stock price/market cap performance awards.

Justifying additional equity awards, Tad Freese, a partner at Latham & Watkins who advises tech companies on IPOs, asked “how do you motivate these founders, who created this incredible thing, to take it to the next level when they already have enough to sit on the beach forever, on their own island?”2 We find the underlying logic puzzling and the answer obvious. What motivates a founder? Surely, Mark Zuckerberg, Larry Page, and Sergey Brin did not want to “sit on the beach forever” after taking Facebook and Google public. While it is true that many founders do not stay with their companies as CEO post-IPO,3 a lack of equity holdings to further motivate them is not the reason they end up leaving. More often they are pushed out by venture capital/private equity investors with higher ownership stakes and influence pre-IPO.4

We share the sentiment of founder CEO Mark Kvamme, "When I took my company pubic, I owned 12% of the shares, maybe a bit more.  I felt my reward was in those slhares.  I didn't deserve anything more.”5 The potential appreciation in equity held prior to IPO is enough to motivate a founder to grow the company.

2 Ibid.

3  Kunthara, S. (2021, December 2). The Market Minute: How Long Do Startup Founders Lead Their Companies? Crunchbase News. https://news.crunchbase.com/news/twitter-jack-dorsey-founder-ceos-tenure-after-ipo-market-minute/

4 Ibid.

5Weinberg, C. (2021, May 28). Recent IPOs Yield Huge Equity Grants for Founders. The Information. https://www.theinformation.com/articles/recent-ipos-yield-huge-equity-grants-for-founders

The time-based portion of the award should be enough if you believe that founders need more equity to further motivate them, the performance options are superfluous.

Even if you disagree with the previous section that no IPO-related equity awards should be granted, we proffer that the award is too large and thus a vote against the Say-on-Pay proposal is justified. Surely, the time-based portion of the award should be enough to motivate Dr. Scaringe—the performance-based portion is an unnecessary add-on. As mentioned earlier, Dr. Scaringe’s IPO award is composed of time- and performance-based options.6

At the IPO price of $78, the shares underlying just the time-based portion alone would be worth over $529 million on top of his $1.37 billion pre-IPO equity. So, when combined with his pre-IPO equity holdings, Dr. Scaringe stood to hold equity worth $1.9 billion at IPO (excluding performance options). If the company’s stock price grew to $295, the shares underlying the time-based options would be worth nearly $2 billion alone; annualized over 10 years, that amounts to realized compensation of $200 million per year. Surely $200 million in realized equity per year for 10 years should be motivating enough. To put that amount of equity pay in context, the recently granted equity award for Amazon’s new CEO

Andrew R. Jassy, also intended to cover 10 years, was $212 million in total, or approximately $21 million per year.

How much more motivating is a stock price appreciation award on top of that, truly? Is an extra $6 billion (the maximum value of the shares underlying the performance options) necessary to motivate Dr. Scaringe? We think not.

Stock price hurdles for the performance options are not particularly exceptional.

While we do not believe Dr. Scaringe’s award is necessary at all, we would point out that when put in context the stock price hurdles associated with the performance options ($115, $150, $220, $295) are not standout. The proxy mentions that the stock prices reflect performance-based goals of approximately 5x to 13x increases in Rivian’s stock price based on a grant date (January 19, 2021) stock price of $21.72. Rivian’s stock price has dropped precipitously after its IPO, from $78 to $22.78 on May

9, 2022. Using the IPO price as a reference, the stock price hurdles are much less impressive, representing 1x to 4x stock price increases over a lengthy, 10-year period. By contrast, a study by NASDAQ shows that the top 10% of IPOs earn an average market-adjusted return of over 300% in as little as three years.7

The stock price hurdles do not justify $6 billion in potentially realized compensation for Dr. Scaringe when one considers historic stock price appreciation of the broader market. While past performance is not a predictor of future returns, we highlight that an investment in the NASDAQ 100 over the past 10 years would yield over 5x returns and an over 18% annualized return rate versus 4x returns and 14% annualized return at the highest hurdle for Dr. Scaringe’s award. In other words, the goals for the performance options do not require Dr. Scaringe to even beat the market. Depending on the index benchmarked against, if the highest $295 performance hurdle was achieved over the 10-year period,

6 According to Rivian’s proxy statement, he received 6,785,315 time-based options with a grant date value of $89 million (based on the company’s valuation) and the performance-based portion was much larger at 20,355,946 (target) options and a grant date value of $151.6 million (also company valuation).

7 Mackintosh, P. (2021, April 15). What Happens to IPOs Over the Long Run? NASDAQ. https://www.nasdaq.com/articles/what-happens-to-ipos-over-the-long-run-2021-04-15

Rivian’s returns would be negative on a market-adjusted basis historically. Therefore $6 billion in potentially realized compensation is not justified.

To conclude, we urge you to vote against this generous IPO award. Very successful founders did not receive any equity awards after IPO and were still motivated to grow their companies. If that rationale is not compelling enough, we add that the time-based portion of Dr. Scaringe’s IPO award should be more than adequate to provide him with additional incentive to stay and grow the company’s stock price—the performance portion is superfluous. If still unconvinced, consider the stock price goals in reference to the IPO price or the NASDAQ 100—the goals do not encourage market-beating historic returns for Dr. Scaringe to receive a massive payout. Given these factors, we urge you to vote against the Say-on-Pay proposal.

Please contact my colleague Michael Varner, Director of Executive Compensation Research at mvarner@socinvestmentgroup.com with any questions.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.

Please execute and return your proxy card according to Rivian’s instructions.